December 7, 2012

Justin Dobbie
Legal Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Seven Arts Entertainment Inc.
Revised Preliminary Proxy Statement on Form 14A
Filed November 13, 2012
File No. 001-34250

Dear Mr. Dobbie:

Enclosed please find a revised version of the Form 14A for your review.  Regarding the comments in your letter of November 28, 2012:

General

1.
It appears that you are proposing to increase the number of authorized shares of preferred stock. We also note that pursuant to Instruction 1 to Item 13 of Schedule 14A, the information required by Item 13 may be omitted if, for example, the matter to be acted upon is the authorization of preferred stock without present intent to issue. Please provide us your analysis regarding whether the information required by Item 13 is required to be included in your proxy statement based on your particular circumstances.

     Response:  Proposal 1 will result in designating an additional 674,875 shares of our currently authorized, but undesignated captial stock as Preferred Stock. We have no plans to issue any further classes or shares of preferred stock.  Accordingly, we have removed Annex B (financial statements) from this Preliminary Proxy Statement, as, under the circumstances, it is no longer required to be included in this filing.

2.	We note your response to our prior comment 2 and reissue. Please mark your notice letter and proxy card as “Preliminary Copies” in accordance with Rule 14a-6(e)(1).

     Response:  Acknowledged and included in the revised preliminary 14-A.

3.
We note your response to our prior comment 3 and reissue because you did not make any revisions in response to our comment. Please revise to unbundle Proposal No.1 as it currently includes at least three separate matters. Please also make corresponding revisions to the proxy card. Refer to Rule 14a-4(a)(3)

            Response:  Acknowledged and prior Proposal No. 1 is now divided into Proposal Nos. 1, 2, and 3 in the revised preliminary 14-A.

Proposal No.1, page 3

4.
We note your response to our prior comment 6. However, it appears that in a definitive proxy statement filed on March 4, 2012, your Board of Directors was authorized to implement a reverse split of your shares of common stock in a ratio of between 1:3 and 1:10.You recently completed a 1 for 70 reverse stock split. Please revise here, and elsewhere in the proxy statement as appropriate, to discuss the authority to conduct a 1 for 70 reverse stock split.

      Response:  Acknowledged. The received preliminary 14-A in the "Background" section now provides a detailed explanation of the two-step 1-for-70 reverse split process and the resulting change to our authorized common stock and the lack of change to our authorized capital stock.

5.
We note your response to our prior comment 7 and reissue. Your response does not provide specific analysis regarding the ability of the Board to increase or decrease the number of shares of common stock without any other limitations or further shareholder approval. Please provide us with the analysis of Nevada counsel that shareholders can authorize the Board to increase or decrease the number of shares of common stock of the company in this manner. Please also discuss the impact that providing the Board with the authority to make such an increase or decrease without any minimum or maximum parameters could have on your shareholders. In addition, discuss the purpose of providing the Board with the authority to decrease the number of shares.

           Response: Please see memorandum of Nevada counsel that accompanies this letter as Annex A. We believe there is no negative impact on our stockholders if the number of authorized shares of common stock is increased by the Board’s authority back to the same approximate amount approved at the stockholders meeting on March 14, 2012, or 250,000,000, other than the general dilution concerns disclosed in the preliminary 14-A.  The purpose for giving the Board authority to decrease the number of shares of common stock is principally to permit issuance of other classes or series of stock if required by business reasons as disclosed in the preliminary 14-A.  Should the Company wish to make a large issuance of preferred stock, the authority given the Board will permit that action. The goal is flexibility to meet financing opportunities and challenges.

We believe there is no material impact on our stockholders to permit the Board to increase the authorized shares of common stock from 249,000,000 (for which stockholders’ approval is sought in Proposal No. 1) to 249,674,875.  The real issue of an increase would occur if the Board were to authorize a decrease in the authorized common stock and later desire to increase it back again. That imact to our stockholders is similar to the impact of permitting the Board to decrease the number of shares of authorized common stock so as to increase other classes or series of capital stock. That impact is expected to be insubstantial as the dilutive effect of such a series of issuances would be approximately the same.

6.
We note your response to our prior comment 8 and reissue. In your response to comment 7 you state that counsel advised you that the “stockholders should specifically approve the increase in the number of authorized shares of common stock up to 249 million.” We are not able to find a proposal in your proxy statement for the shareholders to authorize this increase. It appears that you are revising Article III of your Articles of Incorporation to increase the number of authorized shares from 35,667,839 to 250,000,000. Because it appears that approval of your shareholders is required for this increase, please include a separate proposal to that effect. Otherwise, please explain the authority under which this increase is being accomplished, and revise the discussion in this section to explain the nature and purpose of the increase.

     Response:   At our Annual Stockholders Meeting held earlier this year, our stockholders authorized an increase in our authorized capital stock from 50 million shares to 250 million shares, which included 125,125 shares that had been previously designated as Series A Preferred Stock and 200,000 shares that had been previously designed as Series B Preferred Stock.  The balance of the authorized shares of capital stock (49,674,875 shares prior to the meeting and 249,674,875 shares subsequent to the meeting) were considered to be authorized shares of our common stock.  As discussed with staff, that determination was generally permissible under the Nevada Revised Statutes; however, in an attempt to remove any ambiguity on a going-forward basis, we concluded that best practices would be for our stockholders specifically to designate 249 million shares of our authorized capital stock as common stock and 1 million shares as preferred stock – hence, our proposal No. 1.  We have been careful to note in our preliminary 14-A that we are not proposing to increase our authorized capital stock beyond the 250 million shares that were approved by our stockholders at our last Annual Stockholders Meeting.  Thus, the action requested pursuant to Proposal No. 1 in our preliminary 14-A does not affect the number of shares of our authorized capital stock; it merely designates the number of shares of common stock and the number of shares of preferred stock.  Proposal Nos. 2 and 3 also do not affect the authorized number of shares of our capital stock; they merely provide our Board with certain flexibility in re-designating shares among a variety of classes and series.

Purpose of Amendment, page 4

7.
We note your reference to shares of common stock that may be issued “pursuant to a Registration Statement as Form S-7 that [you] intend to file.” Because Form S-7 does not exist, please revise this disclosure.

Response:  This typographical error has been corrected and references are now to "S-1."

The Company requests prompt approval of the Preliminary 14-A as filed to permit it to proceed with its proposed stockholder meeting. If you have need for further clarification, please contact the undersigned or our counsel.

                                                                Very truly yours,

Peter M. Hoffman, Chief Executive Officer

Enclosure

Cc:  Elaine New
       Randy Katz

ANNEX A

From: Rory Robinson [mailto:rrobinson@rsrslaw.com]
Sent: Tuesday, August 28, 2012 11:48 AM
To: Peter Hoffman
Cc:rkatz@bakerlaw.com
Subject: RE: Seven Arts

Peter:

It is my understanding that you do not have stockholder approval to change the total number of authorized shares back to 50 million from 250 million.  A reduction in the total number of authorized shares must be done by an amendment to the articles of incorporation, which must be authorized by the board and approved by the stockholders.

What the board has the power to do without stockholder approval is to decrease the number of authorized shares of a class or series and correspondingly decrease the number of issued and outstanding shares of the same class or series held by each stockholder (subject to provisions for fractional shares and provided that if the change adversely affects relative rights of a class of stockholders, approval of the affected class is required).  The draft certificate that I prepared reflects a 1:5 reduction in the total number of authorized shares of common stock.   The shares that are no longer designated as common stock are now “undesignated” shares.   The only record of the designation of common stock by the board that I have seen is the reference in the Certificates of Designation for the Class A Preferred and for the Class B Preferred, which reference the number of common shares at 49,874,875 and 49,674,875 [49,874,875 less 200,000], respectively.  , , , The certificate is to be filed in connection with a reduction in the number of authorized shares of a class or series, not merely a change in the number of outstanding shares of a class or series, so there is no need to report the 1:10 split on the form, though I did make reference to it to clarify the effect of the split.

I am open to discussing alternatives. I spoke to Randy about this issue earlier today and will follow up with him when he’s out of court.   Perhaps we should all get on the phone?

Regards,

Rory

1-a